(As filed with the Securities and Exchange Commission February 2, 2001)

                                                                File No. 70-9681
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS-AMC
                        (Post Effective Amendment No. 1)
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                  NiSource Inc.
                     Northern Indiana Public Service Company
                           Kokomo Gas and Fuel Company
                     Northern Indiana Fuel and Light Company
                                 EnergyUSA, Inc.
                              Primary Energy, Inc.
                         NiSource Capital Markets, Inc.
                             NiSource Finance Corp.
                          NiSource Pipeline Group, Inc.
                       NiSource Development Company, Inc.
                            NI Energy Services, Inc.
                    Hamilton Harbour Insurance Services, Ltd.
                       NiSource Corporate Services Company
                       NiSource Energy Technologies, Inc.
                              Columbia Energy Group
                            Columbia LNG Corporation
                      Columbia Atlantic Trading Corporation
                    Columbia Energy Group Capital Corporation
                          Columbia Pipeline Corporation
                          Columbia Finance Corporation
                      Columbia Energy Services Corporation
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                              Bay State Gas Company
                            Northern Utilities, Inc.
                               300 Friberg Parkway
                      Westborough, Massachusetts 01581-5039

                            IWC Resources Corporation
                               1220 Waterway Blvd.
                           Indianapolis, Indiana 46202

                          SM&P Utility Resources, Inc.
                          1145 Meredian St., Suite 200
                              Carmel, Indiana 46032

                         Columbia Gas of Kentucky, Inc.
                           Columbia Gas of Ohio, Inc.
                         Columbia Gas of Maryland, Inc.
                       Columbia Gas of Pennsylvania, Inc.
                         Columbia Gas of Virginia, Inc.
                             200 Civic Center Drive
                              Columbus, Ohio 43215

                         Columbia Energy Resources, Inc.
                           c/o 900 Pennsylvania Avenue
                         Charleston, West Virginia 25302

                      Columbia Gas Transmission Corporation
                Columbia Transmission Communications Corporation
                            12801 Fair Lakes Parkway
                          Fairfax, Virginia 22030-0146

                       Columbia Gulf Transmission Company
                             2603 Augusta, Suite 125
                              Houston, Texas 77057

                      Columbia Network Services Corporation
                                1600 Dublin Road
                            Columbus, Ohio 43215-1082

                          Columbia Propane Corporation*
                        9200 Arboretum Parkway, Suite 140
                            Richmond, Virginia 23236

                      Columbia Insurance Corporation, Ltd.
                              20 Parliament Street
                                 P.O Box HM 649
                             Hamilton HM CX, Bermuda

      (Names of companies filing this statement and addresses of principal executive offices)

              -----------------------------------------------------

    * (NiSource has entered into a definitive agreement to sell this company)


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


                                  NISOURCE INC.

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------

                              Jeffrey W. Grossman,
                          Vice President and Controller
                                  NiSource Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                     (Name and address of agent for service)

            --------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

     Peter V. Fazio, Jr., Esq.                    William T. Baker, Jr., Esq.
     Schiff Hardin & Waite                        Thelen Reid & Priest LLP
     6600 Sears Tower                             40 West 57th Street
     Chicago, Illinois  60606-6473                New York, New York  10019


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


ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
          -----------------------------------

     1.1  Background. By order dated November 1, 2000 in this proceeding (the
          ----------
"Financing Order"),1 the Commission authorized NiSource Inc. ("NiSource"), a new registered holding company, and its subsidiaries to engage in a program of external financing and intrasystem financing, and other related transactions, for the period through December 31, 2003 ("Authorization Period"). NiSource became a registered holding company on November 1, 2000, following its acquisition of Columbia Energy Group ("Columbia"), which is also a registered holding company.2 NiSource owns, directly or indirectly, all of the issued and outstanding common stock of Northern Indiana Public Service Company ("Northern Indiana"), Kokomo Gas and Fuel Company ("Kokomo"), Northern Indiana Fuel and Light Company, Inc. ("NIFL"), Bay State Gas Company ("Bay State"), and Northern Utilities, Inc. ("Northern Utilities"), which were the pre-merger public-utility subsidiaries of NiSource (referred to here as the "NiSource Utility Subsidiaries"); and indirectly through Columbia, all of the issued and outstanding common stock of Columbia Gas of Kentucky, Inc., Columbia Gas of Maryland, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of Pennsylvania, Inc. and Columbia Gas of Virginia, Inc. (referred to here as the "Columbia Utility Subsidiaries"). Together, these companies distribute gas at retail in portions of Indiana, Ohio, Virginia, Maryland, Kentucky, Pennsylvania, Massachusetts, New Hampshire and Maine. In addition, Northern Indiana generates, transmits and sells electricity in a portion of Indiana. NiSource also holds directly or indirectly numerous non-utility subsidiaries and investments.

     A more complete description of NiSource and Columbia and their respective subsidiaries is contained in the Commission's order dated October 30, 2000 approving NiSource's acquisition of Columbia.

     As previously explained in this proceeding, NiSource organized NiSource Finance Corp. ("NiSource Finance") to facilitate financing the cash portion of the consideration paid to Columbia's shareholders in the merger. At the closing of the merger, NiSource Finance issued $4,144,501,483 of commercial paper, back-stopped by a 364-day revolving credit facility, to finance the cash portion of the merger consideration and other related costs of the transaction (the "Acquisition Debt"). Subsequently, between November 14, 2000 and December 19, 2000, NiSource Finance issued and sold a total of $2.65 billion of senior unsecured notes with varying maturities between November 15, 2003 and November 15, 2010. On December 6, 2000, NiSource issued approximately $290.4 million of common stock. The proceeds of these financings were applied to reduce the outstanding amount of commercial paper issued by NiSource Finance. NiSource Finance's commercial paper and senior unsecured notes are guaranteed by NiSource. NiSource Finance's commercial paper is currently rated A-2 by Standard & Poor's ("S&P") and P-2 by Moody's Investor Service ("Moody's"), and its senior unsecured notes are rated BBB by S&P and Baa2 by Moody's.


------------------------
1    NiSource Inc., et al., Holding Co. Act Release No. 27265.
     -------------

2    NiSource filed a Notification of Registration on Form U5A on November 1,
2000, following its acquisition of Columbia Energy Group in accordance with the authorization granted by the Commission on October 30, 2000 in File No. 70-9551 (Holding Co. Act Release No. 27263).


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


     Under the Financing Order, the Commission authorized NiSource to issue and sell from time to time during the Authorization Period, either directly or indirectly through one or more financing subsidiaries, equity securities and long-term and short-term debt securities. Among other specific approvals granted, the Commission authorized NiSource to issue and sell, directly or indirectly, short-term debt securities in the form of commercial paper, bank notes or other evidence of indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $2 billion.3

     The Commission also authorized the NiSource Utility Subsidiaries to issue and sell Short-term Debt securities, including commercial paper, to finance their utility operations, in the following maximum principal amounts at any time outstanding during the Authorization Period:4

          Subsidiary               Amount
          ----------               ------

          Northern Indiana         $1,000,000,000

          Bay State                $  250,000,000

          NIFL                     $   50,000,000

          Kokomo                   $   50,000,000

          Northern Utilities       $   50,000,000

     Northern Indiana and Bay State currently have commercial paper facilities that are back-stopped by revolving bank credit lines. Borrowings by Bay State are used, in part, to fund short-term loans to Northern Utilities.

     1.2  Proposed Modification. NiSource requests that the Commission issue a
          ---------------------
supplemental order in this proceeding to authorize an increase from $2 billion to $3.4 billion in the maximum principal amount of Short-term Debt that NiSource (or any financing subsidiary of NiSource) may have outstanding at any one time. NiSource (or any financing subsidiary) will use the proceeds of increased short-term borrowings to make loans to Columbia and the NiSource Utility Subsidiaries in order to enable those companies to retire, at maturity, external short-term borrowings. After March 31, 2001, Columbia and Northern Indiana will not issue any new Short-term Debt securities to unaffiliated lenders but will instead satisfy all of their short-term borrowing needs through intercompany borrowings from NiSource or a financing subsidiary of NiSource. Bay State will maintain its commercial paper program in order to fund loans to Northern Utilities until such time as Northern Utilities has obtained an order of the Maine Public Utilities Commission permitting NiSource (or a financing subsidiary) to become the external funding source for Bay State's loans to


------------------------
3    The Acquisition Debt does not count against the limitation on Short-term
Debt, regardless of the maturity of the Acquisition Debt.

4    The Financing Order did not authorize any additional financing by
Columbia or its subsidiaries. Columbia's existing authority to issue securities and guarantees, which is summarized in Item 1.4 of the original
Application/Declaration, remains in effect, and was not modified by the Financing Order, except that Columbia may not issue additional shares of common stock to investors other than NiSource.


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


Northern Utilities, at which point Bay State will terminate all external short-term financing arrangements. All short-term borrowings by Columbia and the NiSource Utility Subsidiaries from NiSource (or a financing subsidiary) will bear interest at rates designed to parallel the effective cost of Short-term Debt issued by NiSource (or a financing subsidiary). No changes are proposed herein to the individual company short-term borrowing limits previously approved by the Commission.

     1.3  Reasons for Proposed Modification. In order to obtain the credit
          ---------------------------------
ratings for NiSource Finance's commercial paper and senior unsecured notes, and to address issues of structural subordination in connection therewith, NiSource agreed with the independent rating agencies that it would attempt to retire all external short-term debt of Columbia and the NiSource Utility Subsidiaries not later than March 31, 2001 5 so that all external short-term financing is consolidated at the NiSource level.6 The consolidation of separate external credit arrangements that are now maintained by Columbia, Northern Indiana, and Bay State with those of NiSource will also tend to simplify NiSource's capital structure and reduce administration and financial reporting. Further, the proposed change will facilitate NiSource's ultimate objective of creating and funding a single, system-wide, money pool arrangement that is expected to be modeled on the existing Columbia money pool arrangements. NiSource intends to file a further post effective amendment to seek necessary approvals for the creation and funding of new system-wide money pool. In the meantime, Columbia will continue to fund and administer its own system money pool in accordance with the Commission's earlier authorizations, with the exception that Columbia's source of short-term borrowings will be NiSource.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Post-Effective Amendment are estimated not to exceed $7,500.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     3.1 General. Sections 6(a), 7, 9(a), 10 and 12(b) of the Act are applicable
         -------
to the proposed modification to the Financing Order.

     3.2 Compliance with Rules 53 and 54. The transactions proposed herein are
         -------------------------------
also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in any "exempt wholesale generator" ("EWG"), or to guarantee the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions


------------------------
5    The Columbia Utility Subsidiaries do not borrow from external sources.
Instead, their short-term borrowing needs are met through direct borrowing from Columbia and from borrowings under the Columbia System Money Pool. Columbia funds its loans to subsidiaries by issuing commercial paper and other forms of short-term indebtedness.

6    Under the current financing arrangements, a lender extending short-term credit to Columbia or to any of the NiSource Utility Subsidiaries would be in a senior position in terms of recourse to the assets of those companies.

specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): The combined "aggregate investment" of NiSource and Columbia in EWGs and FUCOs is approximately $7.5 million, or less than 1% of NiSource's pro forma "consolidated retained earnings" at December 31, 2000 ($829.7 million).

     Rule 53(a)(2): NiSource will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. NiSource will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): NiSource will submit a copy of the Application/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of NiSource's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

     In addition, NiSource states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

     No state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed increase in short-term borrowings by NiSource.


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


ITEM 5.   PROCEDURE.
          ---------

     The Applicants request the Commission to publish a notice under Rule 23 with respect to the filing of this Post-Effective Amendment as soon as practicable and to issue an order as soon as the rules allow, and in any event not later than March 15, 2001. The Applicants further request that there not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     A.   EXHIBITS.
          --------

               H-1  Form of Federal Register Notice.


     B.   FINANCIAL STATEMENTS.
          --------------------

     FS-1      NiSource Pro Forma Consolidated    See Current Report of NiSource
               Statements of Income for the       on Form 8-K, filed as of
               fiscal year ended December 31,     November 1, 2000 in File No.
               1999 and nine months ended         001-16189.
               September 30, 2000.

     FS-2      NiSource Pro Forma Consolidated    See Current Report of
               Balance Sheets as of December 31,  NiSource on Form 8-K, filed
               1999 and September 30, 2000.       as of November 1, 2000 in File
                                                  No. 001-16189.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.


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


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration, as amended, to be signed on its behalf by the undersigned thereunto duly authorized.

                                   NISOURCE INC.
                                   NORTHERN INDIANA PUBLIC SERVICE COMPANY
                                   ENERGYUSA, INC.
                                   NISOURCE CAPITAL MARKETS, INC.
                                   NISOURCE FINANCE CORP.
                                   NISOURCE DEVELOPMENT COMPANY, INC.
                                   NI ENERGY SERVICES, INC.
                                   HAMILTON HARBOUR INSURANCE SERVICES, LTD.
                                   NISOURCE CORPORATE SERVICES COMPANY
                                   NISOURCE ENERGY TECHNOLOGIES, INC.
                                   KOKOMO GAS AND FUEL COMPANY
                                   NORTHERN INDIANA FUEL AND LIGHT COMPANY
                                   NORTHERN UTILITIES, INC.
                                   PRIMARY ENERGY, INC.
                                   NISOURCE PIPELINE GROUP, INC.
                                   IWC RESOURCES CORPORATION
                                   SM&P UTILITY RESOURCES, INC.
                                   COLUMBIA ENERGY GROUP
                                   COLUMBIA GAS OF KENTUCKY, INC.
                                   COLUMBIA GAS OF OHIO, INC.
                                   COLUMBIA GAS OF MARYLAND, INC.
                                   COLUMBIA GAS OF PENNSYLVANIA, INC.
                                   COLUMBIA GAS OF VIRGINIA, INC.
                                   COLUMBIA NETWORK SERVICES CORPORATION
                                   COLUMBIA PROPANE CORPORATION
                                   COLUMBIA ATLANTIC TRADING CORPORATION
                                   COLUMBIA ENERGY GROUP CAPITAL CORPORATION
                                   COLUMBIA PIPELINE CORPORATION
                                   COLUMBIA FINANCE CORPORATION
                                   COLUMBIA TRANSMISSION COMMUNICATIONS
                                        CORPORATION
                                   COLUMBIA ENERGY RESOURCES, INC.

                       (signatures continued on next page)


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


                                   COLUMBIA INSURANCE CORPORATION, LTD.
                                   COLUMBIA GULF TRANSMISSION COMPANY
                                   COLUMBIA GAS TRANSMISSION CORPORATION
                                   COLUMBIA LNG CORPORATION
                                   COLUMBIA ENERGY SERVICES CORPORATION


                                   By: /s/Gary W. Pottorff
                                          ----------------
                                   Name:  Gary W. Pottorff
                                   Title: Secretary


                                   BAY STATE GAS COMPANY


                                   By: /s/Gary W. Pottorff
                                          ----------------
                                   Name:  Gary W. Pottorff
                                   Title: Clerk


Date:  February 2, 2001


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